FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 10th , 2003

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding total sales-to-date of more than 1000 NovaScan® integrated metrology systems

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 10th , 2003	Nova Measuring Instruments Ltd (the “Registrant”) BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail :Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Company Press Release

Nova announces total sales-to-date of more than 1000 NovaScan® integrated metrology systems

Rehovoth, Israel, July 10, 2003 — Nova Measuring Instruments (NASDAQ: NVMI) announced today that it has sold more than 1000 NovaScan® systems to different process equipment manufacturers and that 17 out of the top 20 IC manufacturers in the USA, Europe, the Asia Pacific region and Japan use the systems in production. Nova’s integrated metrology systems are fully integrated into the CMP process equipment of all major process equipment manufacturers. Nova also announced that it has recently completed several multiple sales, of 4 to 10 systems each, to customers in Japan and the Asia-Pacific region.

NovaScan® systems, installed in the production line, on polishers supplied by AMAT, Ebara, Novellus, Strasbaugh and others, control the CMP process by measuring all wafers on the CMP tool. The system configurations include 200 and 300 mm systems, available as different models, fully integrated into the process equipment in wet and dry environments, or as standalone systems. Two new systems, NovaScan Cu and NovaScan CD, are available for monitoring 100% of wafers, down to 65 nm technology. Nova’s new systems significantly improve yield and lower production costs when used in copper CMP, photolithography and etch production areas.

The full APC solution provided by Nova and by the process equipment manufacturers, gives device manufacturers ultimate control of their process, significantly increasing its effective throughput, Cpk and yield. APC reduces reworking and narrows the control span of each layer in production. Nova’s customers report that APC is an effective enabler for every type of production fab, both for 200 and 300mm production lines.

Dr. Giora Dishon, President and CEO of Nova, points out: “The recently completed multiple sales in the Japan and Asia-Pacific regions are a major proof of the value NovaScan systems provide to our customers. Our systems are a direct reply to our customer’s process control needs. In 300mm manufacturing, our customers are voting unanimously that Integrated Metrology in CMP is a must, and we won all the recent tool selections. Our close cooperation both with process equipment manufacturers and IC manufacturers, puts us at the forefront of the technology, which helps us to continue and lead the market, with integrated solutions for Dielectric CMP, Copper CMP, photolithography and etch.”

About Nova:
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.